PRESS RELEASE

Sanofi Files Suit in U.S. to Defend Patent Rights

on Lantus® and Lantus® Solostar®

Paris, France - September 19, 2016 - Sanofi announced today that it filed a patent infringement suit against Merck Sharp & Dohme Corp. (“Merck”) on September 16, 2016 in the United States District Court for the District of Delaware. In its suit Sanofi alleges infringement of ten patents.

The suit was triggered by a notification received from Merck in early August, in which Merck stated that it had filed an NDA (505(b)(2) New Drug Application) with FDA for an insulin glargine drug product. Merck also stated that its NDA included a paragraph IV certification challenging all of the ten Sanofi patents listed in the FDA Orange Book for Sanofi’s Lantus® and Lantus® SoloStar® products.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations Mai Tran Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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